December 1, 2020

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn: Eric Envall

Re:	XP Inc.
Registration Statement on Form F-1
File No. 333-251025

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of XP Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-251025) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:30pm, Eastern Time, on December 2, 2020, or as soon as practicable thereafter. We hereby authorize Mathias von Bernuth or Jonathan Lewis of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the several underwriters, to modify or withdraw this letter orally.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 75 copies of the preliminary prospectus have been or will be sent to underwriters, dealers, institutions, investors and others.

In connection with the distribution of the preliminary prospectus for the above referenced issue, the underwriters have confirmed that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

Itau BBA USA Securities, Inc.

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

as representatives of the several underwriters

[signature pages follow]

XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

By:	/s/ Kristian Carneiro Orberg
Name:	Kristian Carneiro Orberg
Title:	Attorney-in-Fact

By:	/s/ Maria Alice P. Amorosino
Name:	Maria Alice P. Amorosino
Title:	Attorney-in-Fact

[Signature Page to Acceleration Request Letter from the Underwriters]

Itau BBA USA Securities, Inc.

By:	/s/ Roderick Greenlees
Name:	Roderick Greenlees
Title:	Managing Director

By:	/s/ Pedro Souza
Name:	Pedro Souza
Title:	Managing Director

[Signature Page to Acceleration Request Letter from the Underwriters]

Morgan Stanley & Co. LLC

By:	/s/ Santiago Stel
Name:	Santiago Stel
Title:	Executive Director

[Signature Page to Acceleration Request Letter from the Underwriters]

J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
Name:	Alejandra Fernandez
Title:	Executive Director

[Signature Page to Acceleration Request Letter from the Underwriters]